FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY 89BIO, INC. WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [***].

October 17, 2019

CONFIDENTIAL SUBMISSION VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E. Washington,

D.C. 20549

Attn:	Andi Carpenter

Angela Connell

Sonia Bednarowski

Dietrich King

RE:	89bio, Inc.

Registration Statement on Form S-1

File No. 333-234174

Ladies and Gentlemen:

On behalf of 89bio, Inc. (the “Company”), we submit this supplemental letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 12, 2019 (the “Initial Comment Letter”) relating to the Company’s Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 16, 2019, resubmitted to the Commission on September 23, 2019, and filed with the Commission on October 11, 2019 (the “Registration Statement”). This supplemental letter addresses comment 9 of the Initial Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Initial Comment Letter in italicized type and have followed the comment with the Company’s response.

9. Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock and the estimated offering price. This information will help facilitate our review of your accounting for equity issuance including stock compensation and beneficial conversion features.

CONFIDENTIAL TREATMENT REQUESTED BY 89BIO, INC.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”). On September 17, 2019, the Company completed a reorganization whereby all of the equity holders of 89Bio Ltd. exchanged 100% of the equity interests of 89Bio Ltd. for 100% of the equity interests of 89bio, Inc. Following this exchange (the “Reorganization”), 89Bio Ltd. became a wholly owned subsidiary of the Company. References to “common stock” herein refer to the ordinary shares of 89Bio Ltd. for the period prior to the Reorganization and to the shares of common stock of the Company for the period following the Reorganization.

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share (the “Price Range”) for its IPO. The Price Range does not reflect the impact of a reverse stock split of its common stock, which stock split the Company anticipates will be effected prior to the effectiveness of the Registration Statement.

As is typical in IPOs, the Price Range was not derived using a formal determination of fair value, but was determined through discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters. Among the factors that were considered in estimating the Price Range were the following:

•	the Company’s business prospects, including the status of the development of its product candidate, BIO89-100;

•

the status of the Company’s proof of concept Phase 1b/2a clinical trial in patients with nonalcoholic steatohepatitis (“NASH”) or patients with nonalcoholic fatty liver disease (“NAFLD”) and a high risk of NASH (the “Phase 1b/2a trial”);

•	the Company’s development plans and near-term milestones for BIO89-100 in the indication of severe hypertriglyceridemia (“SHTG”);

•	the estimated commercial potential of BIO89-100 in both NASH and SHTG;

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	feedback from potential investors following “testing the waters” meetings; and

•	the recent performance of IPOs of companies in the pharmaceutical and biotechnology sectors.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO, with no weighting attributed to any other outcome for the Company’s business, such as remaining as a privately held company or being sold in a change of control transaction.

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the lead underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretations regarding the permissible parameters of a bona fide price range.

CONFIDENTIAL TREATMENT REQUESTED BY 89BIO, INC.

Summary of Recent Equity Awards

From January 18, 2018 (inception) to date, the Company has issued the following equity awards to its employees, consultants and members of its Board, all in the form of options to purchase shares of its common stock:

Grant date(1)	Number of shares of common stock underlying equity awards	Exercise price per share of common \stock	Fair value per share of common stock for financial reporting purposes as of the grant date
November 9, 2018	3,677,056	$0.31		$0.31
January 10, 2019	831,489	$0.31	$	[***	]
January 30, 2019	58,318	$0.31	$	[***	]
July 30, 2019	3,177,101	$0.50		$0.50
September 11, 2019	123,000	$0.50		$0.50

(1)

Represents the accounting grant dates in accordance with ASC 718, Stock Compensation, at which all of the accounting prerequisites had been met in order to issue the equity awards and all terms had been communicated to equity award recipients.

Historical Determinations of Fair Value of Common Stock

As there has been no public market for the shares of common stock underlying the Company’s equity awards, for all periods prior to the IPO, the fair value of the shares of common stock underlying the equity awards was estimated on each grant date by the Board. In order to determine the fair value of shares of the Company’s common stock, the Board considered, among other things, independent valuations as well as valuations derived from the sale of the Company’s common stock and preferred stock to third party investors in recent equity financings. In light of the absence of public market valuation data, the Board considered various objective and subjective factors to determine the fair value of the shares of the Company’s common stock as of each grant date, including:

•	the prices at which the Company sold shares of its common stock and preferred stock to third-party and existing investors;

•	the status of the Company’s clinical development of BIO89-100;

•	the status and results of toxicology and other non-clinical studies of BIO89-100;

•	developments relating to the prosecution and issuance of patents related to BIO89-100;

•	the development and Board approval of the Company’s plans to pursue SHTG as an indication for BIO89-100;

•	the Company’s progress toward its manufacturing goals;

•	the continued build-out of the Company’s management team;

•	external market conditions affecting, and the trends within, the pharmaceutical and biotechnology sectors;

CONFIDENTIAL TREATMENT REQUESTED BY 89BIO, INC.

•	the Company’s financial position, including cash on hand, and its historical and forecasted performance and operating results;

•	the Company’s negative cash flows and its need for additional financing;

•	the lack of an active public market for shares of the Company’s common stock;

•	the likelihood of achieving a liquidity event, such as an IPO or a sale of the Company, in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar public companies in the pharmaceutical and biotechnology sectors.

The Company has obtained independent third-party valuations of its common stock on a retrospective basis in October 2018 (for a valuation as of June 2018) and June 2019 (for a valuation as of December 2018). In June 2019, the Company also obtained a current independent third-party valuation of its common stock. As a result of the Company’s retrospective valuation as of December 2018, the Company determined that, solely for financial reporting purposes, the fair value of its common stock for options grants made in January 2019 ($[***]) was lower than the exercise price determined in good faith by the Board at the time of grant of such options ($0.31). No changes were made to these above-market option grants following the completion of such retrospective valuation. These independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Retrospective June 2018 Valuation and November 9, 2018, January 10, 2019 and January 30, 2019 Option Grants

The Company utilized the option-pricing model (“OPM”) method under the guideline transaction approach to retrospectively determine the estimated fair value of its common stock as of June 30, 2018 (the “June 2018 Valuation”). The Company determined this approach to be the most appropriate method to ascertain the estimated fair value of its common stock given that the Company was at a very early stage and had only completed its Series A Preferred Stock round of financing in April 2018 (the “April 2018 Financing”). As of June 30, 2018, the Company had a valuation of $[***], which corresponded to a value of $[***] per share of common stock. To account for lack of access to an active public market, the Company applied a discount for lack of marketability (“DLOM”) to the equity value of [***]%. The resulting fair value of the Company’s common stock was determined to be $0.31 per share as of June 30, 2018.

From November 9, 2018 to January 30, 2019, the Company granted options on three occasions to purchase a total of 4,566,863 shares of common stock at an exercise price of $0.31 per share. The Board determined on each applicable grant date that any internal or external developments during the period from the June 2018 Valuation to January 30, 2019 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. During this period, the Company was inwardly focused on establishing a development program for BIO89-100, including planning and initiating a Phase 1a clinical study for BIO89-100. There was no new toxicology or clinical data generated during this period to suggest that a change in valuation was warranted. As a result, the Board determined that an exercise price of $0.31 per share with respect to each grant made on November 9, 2018, January 10, 2019 and January 30, 2019 was appropriate.

In addition, the Board determined that, solely for financial reporting purposes, the fair value of its common stock of $0.31 per share with respect to each grant made on November 9, 2018 was appropriate. As a result of the December 2018 Valuation (discussed below), the Board determined that, solely for financial reporting purposes, the fair value of its common stock of $[***] per share with respect to each grant made on January 10, 2019 and January 30, 2019 was appropriate.

CONFIDENTIAL TREATMENT REQUESTED BY 89BIO, INC.

Retrospective December 2018 Valuation

In connection with the preparation of the unaudited financial statements for the first quarter of fiscal 2019, the Company utilized the OPM method under the guideline transaction approach to retrospectively determine the estimated fair value of its common stock as of December 17, 2018 (the “December 2018 Valuation”), on which date the Company completed an additional round of Series A Preferred Stock financing the “December 2018 Financing”). At the time of the December 2018 Financing, the Company had a valuation of $[***], which corresponded to a value of $[***] per share of its common stock. The decline in fair value from the $[***] per share in the June 2018 Valuation reflects the dilution impact from the issuance of shares in the December 2018 Financing. To account for lack of access to an active public market, the Company applied a DLOM to the equity value of [***]%. The resulting fair value of the Company’s common stock was $[***] per share as of December 17, 2018, which was lower than the per-share value from the June 2018 Valuation.

June 2019 Valuation and July 30, 2019 and September 11, 2019 Option Grants

The Company utilized the discounted cash flow method under the income approach to determine the estimated fair value of its common stock as of June 13, 2019 (the “June 2019 Valuation”). The Company determined this approach to be the most appropriate method to ascertain the estimated fair value of its common stock given the fact that the Company successfully completed and reported positive results from a Phase 1a, first-in-human single ascending dose clinical trial of BIO89-100 in May 2019 and received a new patent allowance on May 1, 2019, which extends the patent life on BIO89-100 to 2038. As of June 13, 2019, it was determined using the income approach that the Company had a valuation of $[***], which corresponded to a value of $[***] per share of its common stock. To account for lack of access to an active public market, the Company applied a DLOM to the equity value of [***]%. The resulting fair value of the Company’s common stock was $0.50 per share as of June 13, 2019.

On July 30, 2019 and September 11, 2019, the Company granted options to purchase a total of 3,300,101 shares of common stock at an exercise price of $0.50 per share. The Board determined as of each applicable grant date that any internal or external developments during the period from the June 2019 Valuation to September 11, 2019 did not warrant a change in the estimated fair value of the Company’s common stock when determining the exercise price of the options. During this period, the Company began screening patients for its Phase 1b/2a trial. Also, during this period, the Company [***]. Although the Company had submitted its initial draft registration statement, the Company had not held “testing the waters” meetings with potential investors, and had not yet received feedback as to its ability to execute a successful IPO. As a result, the Board determined that an exercise price of $0.50 per share of its common stock with respect to each grant made on July 30, 2019 and September 11, 2019 was appropriate.

In addition, the Board determined that, solely for financial reporting purposes, the fair value of its common stock of $0.50 per share with respect to each grant made on July 30, 2019 and September 11, 2019 was appropriate.

Difference between Recent Valuations Leading up to the IPO and Estimated Offering Price

The Company believes that the difference between the fair value of its common stock as of September 11, 2019 of $0.50 per share and the midpoint of the Price Range provided above of approximately $[***] per share of its common stock is the result of the following developments that occurred subsequent to the September 11, 2019 equity grants:

•	the initiation of enrollment of patients at multiple sites for the Company’s Phase 1b/2a proof-of-concept trial and completion of enrollment of the first cohort;

•	further advancement of the Company’s plans to pursue BIO89-100 in the indication of SHTG;

•	the additional progress made by the Company in developing manufacturing expertise and building out its drug supply for its preclinical and clinical studies; and

CONFIDENTIAL TREATMENT REQUESTED BY 89BIO, INC.

•

the additional progress made by the Company in its planned IPO, including holding “testing the waters” meetings with potential investors in reliance on Section 5(d) of the Act and the filing of the Registration Statement with the Commission on October 11, 2019. Based on feedback from these meetings, the Company has assessed that there is potential market demand for the Company’s securities and has estimated that the value of the Company’s securities, as determined by the public markets, would be at the mid-point of the price range.

In addition, the anticipated Price Range for this offering necessarily assumes that the IPO has occurred and that a public market for shares of the Company’s common stock has been created and, therefore, excludes any discount for lack of marketability of shares of the Company’s common stock, which was taken into account in the Company’s determination of the fair value of its common stock on September 11, 2019 and in all prior valuations.

Further, the Company expects to accrue as a result of becoming publicly traded through the IPO: (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, which will enable the continued development of BIO89-100; (ii) an anticipated improved ability of the Company to raise capital through the sale of equity and debt securities going forward and at a lower expected cost of capital and with reduced borrowing costs, each as a result of being a publicly traded company; and (iii) the expected increased attractiveness of the Company’s common stock as a currency to raise capital, compensate employees and for other strategic transactions.

Lastly, the anticipated Price Range assumes the conversion of all of the Company’s outstanding preferred stock into shares of its common stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock including: (i) the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock; (ii) liquidation payments in preference to holders of the Company’s common stock; and (iii) veto voting rights with respect to certain actions. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into shares of its common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

The Company respectfully submits that the deemed per share fair values used as the basis for determining the share-based compensation in connection with its grants of equity awards are reasonable and appropriate for the reasons described above. In addition, the Company will continue to update its disclosure for all equity-related transactions through the effective date of the Registration Statement.

If you have any questions or comments with regard to this matter, please do not hesitate to contact me at (415) 393-8373.

Sincerely,

/s/ Ryan A. Murr
Ryan A. Murr

cc:	Rohan A. Palekar, 89bio, Inc.

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Divakar Gupta, Cooley LLP

Jonie I. Kondracki, Cooley LLP

Robert W. Phillips, Cooley LLP

Charles S. Kim, Cooley LLP

CONFIDENTIAL TREATMENT REQUESTED BY 89BIO, INC.